OneLink Communications Inc.

                                   Exhibit 11



Computation of Earnings Per Common Share

Net income (loss) per common share is calculated based on the net income and net loss for the respective period and the weighted average number of common shares outstanding during the period. Common Stock equivalents (options and warrants) are not dilutive and anti-dilutive for the respective three and nine month periods ended September 30, 1998 and 1997.